UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

Opus Tower A, 1002, Business Bay
Dubai, United Arab Emirates
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on claim from Al Brooge International Advisory – Sole Proprietorship LLC

On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by representatives of Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”), a subsidiary of Brooge Energy Limited (“BEL”), relating to the previously-disclosed claim and demand for payment from Al Brooge International Advisory – Sole Proprietorship LLC (“BIA”). The appeals were rejected notwithstanding one of the principal arguments raised in one of the appeals being that BIA lacked capacity to bring the claim given that its trade license had been canceled pursuant to a liquidation process. As a result of the court’s decision, the order for BPGIC FZE to pay $130 million, plus four percent interest per annum from December 26, 2023 until the date of payment to BIA, is now final. BIA may proceed to enforce the judgment against BPGIC FZE’s assets. For additional information, please refer to the reports furnished to the U.S. Securities and Exchange Commission on Form 6-K by BEL on January 17, 2024 and March 1, 2024.

Risk factor update

The following risk factor is intended to supplement the risk factors set forth in BEL’s Annual Report on Form 20-F under the section entitled “Item 3. Key Information—D. Risk Factors” and should be read together with such risk factors.

Litigation and other disputes and regulatory investigations could have a material adverse effect on our business.

From time to time, BEL may be involved in litigation and other disputes or regulatory investigations that arise in and outside the ordinary course of business. An adverse determination may result in liability to BEL for the claim and may also result in the imposition of penalties and/or fines.

As a public company, BEL may also be subject to securities class action and shareholder derivative lawsuits. From time to time, BEL may also be reviewed or investigated by U.S. federal, state, or local regulators or regulators in the foreign jurisdictions in which BEL operates. Although BEL carries general liability insurance coverage, BEL’s insurance may not cover all potential claims to which it is exposed, whether as a result of a dispute, litigation or governmental investigation, and it may not adequately indemnify BEL for all liability that may be imposed.

Any claims against BEL or investigation into its business and activities, whether meritorious or not, could be time consuming, result in significant legal and other expenses, require significant amounts of management time and result in the diversion of significant operational resources. Class action lawsuits can often be particularly burdensome given the breadth of claims, large potential damages and significant costs of defense. Legal or regulatory matters involving BEL’s directors, officers or employees in their individual capacities can also create exposure for BEL because BEL may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters. Regulatory investigations can also lead to enforcement actions, fines and penalties, the loss of a license or permit or the assertion of private litigation claims. Risks associated with these liabilities are often difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of any legal reserves related to these legal liabilities difficult to determine and, if a reserve is established, subject to future revision. Future results of operations could be adversely affected if any reserve that BEL establishes for a legal liability is increased or the underlying legal proceeding, investigation or other contingency is resolved for an amount in excess of established reserves. Because litigation and other disputes and regulatory investigations are inherently unpredictable, the results of any of these matters may have a material adverse effect on our business, financial condition and results of operations.

On December 22, 2023, without admitting or denying any violation or wrongdoing, BEL reached a settlement with the U.S. Securities and Exchange Commission (the “SEC”) related to alleged fraudulent accounting and offering conduct by BEL and two of its former officers. Pursuant to the SEC administrative order, and which centers on financial statements that have since been restated by BEL, BEL paid a civil money penalty in the amount of $5,000,000. BEL also agreed to cease and desist from committing or causing any violations and any future violations of certain provisions under the Securities Act of 1933 and the Securities Exchange Act of 1934. Two of BEL’s former officers resolved related SEC charges without admitting or denying the SEC’s findings.

Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”), our subsidiary, is currently subject to a judgment in respect of amounts purportedly owed by BPGIC FZE to Al Brooge International Advisory – Sole Proprietorship LLC (“BIA”). On March 5, 2024, the Federal Supreme Court (equivalent of the Court of Cassation) in the United Arab Emirates rejected the appeals filed by representatives of BPGIC FZE relating to the claim and demand for payment from BIA. The appeals were rejected notwithstanding one of the principal arguments raised in one of the appeals being that BIA lacked capacity to bring the claim given that its trade license had been canceled pursuant to a liquidation process. As a result of the court’s decision, the order for BPGIC FZE to pay $130 million, plus four percent interest per annum from December 26, 2023 until the date of payment to BIA, is now final. BIA may proceed to enforce the judgment against BPGIC FZE’s assets. The enforcement of such judgment would likely have a material adverse effect on BEL’s business, financial condition, results of operations and prospects.

On February 5, 2024, a class action complaint was filed in the United States District Court for the Central District of California encaptioned Eric White v. Brooge Energy Limited F/K/A Brooge Holdings Limited F/K/A Twelve Seas Investment Company, Nicolaas L. Paardenkooper, Saleh Yammout, Syed Masood Ali, Burgese Viraf Parekh, Lina Saheb, Dimitri Elkin, Neil Richardson, Stephen N. Cannon, and Paul Ditchburn. The class action complaint contains allegations concerning the recognition of revenue similar to those addressed in the Order Instituting Cease and Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Cease-And-Desist Orders entered by the United States Securities and Exchange Commission on December 22, 2023 In The Matter of Brooge Energy Limited, Nicolaas Lammert Paardenkooper and Lina Saheb. An adverse judgment or resolution in this matter may result in a material adverse effect on BEL’s business, financial condition, results of operations and prospects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: March 11, 2024	By:	/s/ Alexander Lawson
		Name:	Alexander Lawson
		Title:	Director of the Board